

January 19, 2010

James Crane
Chief Financial Officer
Longwei Petroleum Investment Holding Limited
No. 30 Guanghau Street, Xiaojingyu Xiang, Wan Bailin District
Shanxi Province, People's Republic of China 030024

> **Re:** **Longwei Petroleum Investment Holding Limited**
> **Registration Statement on Form S-1**
> **File No. 333-164020**
> **Filed December 24, 2009**

Dear Mr. Crane:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are attempting to register 13,499,274 shares of common stock underlying a make good escrow agreement. We further note that the shareholders' right to receive the common stock only arises in the event the After Tax Net Income to be reported in your 2010 Annual Report is less than $23,900,000. It appears that it is premature to register the resale of the common shares underlying the make good escrow agreement at this time because the selling security holder may never receive the common shares underlying the make good escrow agreement, and the right to receive such shares only occurs in an event the After Tax Net Income to be reported in your 2010 Annual Report is below the threshold. Please remove from the registration statement the 13,499,274 shares of common stock.

Selling Stockholders, page 31

2.   With respect to the other securities that are being registered, we note that they
        represent approximately 200% of the total amount of outstanding common stock
        held by your non-affiliates. As such, please provide us with an analysis as to why
        this transaction should not be characterized as a primary offering with the selling
        shareholders identified as statutory underwriters.

Exhibit Index

3.   We note that you intend to file by amendment the legal opinion as Exhibit 5.1.
        Please allow us sufficient time to review the opinion before requesting
        acceleration of the registration statement's effectiveness.

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

   ▪ should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking any
      action with respect to the filing;

   ▪ the action of the Commission or the staff, acting pursuant to delegated authority,
      in declaring the filing effective, does not relieve the company from its full
      responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ▪ the company may not assert this action as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United
      States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Darrin Ocasio
        (212) 930-9725